SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mayor's Jewelers, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    578462103
                                    ---------
                                 (CUSIP Number)


                              Sabine Bruckert, Esq.
                       Vice President and General Counsel
                             Henry Birks & Sons Inc.
                              1240 Square Phillips
                        Montreal, Quebec, Canada, H3B 3H4
                            Telephone: (514) 397-2511
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - With a copy to -

                              Brice T. Voran, Esq.
                               Shearman & Sterling
                               Commerce Court West
                           199 Bay Street, Suite 4405
                            Toronto, Ontario M5L 1E8
                            Telephone (416) 360-8484
                            -------------------------

                                  July 31, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

 [  ]  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
     Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                            (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 578462103                                            Page 2 of 5 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS INC.

--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group      (a)  |_|
                                                                 (b)  |X|

--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO

--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 CANADA

--------------------------------------------------------------------------------
                                         (7)    Sole Voting Power
                     Number of
                Shares Beneficially
                       Owned
                      By Each
                     Reporting
                    Person With

--------------------------------------------------------------------------------
                                         (8)    Shared Voting Power   87,273,787

--------------------------------------------------------------------------------
                                         (9)    Sole Dispositive Power

--------------------------------------------------------------------------------
                                         (10)   Shared Dispositive Power
                                                      87,273,787

--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                87,273,787

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              |_|

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                81.1%

--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                            Page 3 of 5 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS HOLDINGS INC.

--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group      (a)  |_|
                                                                 (b)  |X|

--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO

--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 CANADA

--------------------------------------------------------------------------------
                                         (7)    Sole Voting Power
                     Number of
                Shares Beneficially
                       Owned
                      By Each
                     Reporting
                    Person With

--------------------------------------------------------------------------------
                                         (8)    Shared Voting Power   87,273,787

--------------------------------------------------------------------------------
                                         (9)    Sole Dispositive Power

--------------------------------------------------------------------------------
                                         (10)   Shared Dispositive Power
                                                      87,273,787

--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                87,273,787

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              |_|

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                81.1%

--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                            Page 4 of 5 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person            REGALUXE INVESTMENTS Sarl

--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group      (a)  |_|
                                                                 (b)  |X|

--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds                OO

--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 LUXEMBOURG

--------------------------------------------------------------------------------
                                         (7)    Sole Voting Power
                     Number of
                Shares Beneficially
                       Owned
                      By Each
                     Reporting
                    Person With

--------------------------------------------------------------------------------
                                         (8)    Shared Voting Power   87,273,787

--------------------------------------------------------------------------------
                                         (9)    Sole Dispositive Power

--------------------------------------------------------------------------------
                                         (10)   Shared Dispositive Power
                                                      87,273,787

--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                87,273,787

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              |_|

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                81.1%

--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 578462103                                            Page 5 of 5 Pages
--------------------------------------------------------------------------------
(1)        Name of Reporting Person
           Dr. Lorenzo Rossi de Montelera

--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group      (a)  |_|
                                                                 (b)  |X|

--------------------------------------------------------------------------------
(3)        SEC Use Only

--------------------------------------------------------------------------------
(4)        Source of Funds:         AF - OO

--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  |_|

--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 ITALIAN

--------------------------------------------------------------------------------
                                         (7)    Sole Voting Power
                     Number of
                Shares Beneficially
                       Owned
                      By Each
                     Reporting
                    Person With

--------------------------------------------------------------------------------
                                         (8)    Shared Voting Power   87,273,787

--------------------------------------------------------------------------------
                                         (9)    Sole Dispositive Power

--------------------------------------------------------------------------------
                                         (10)   Shared Dispositive Power
                                                      87,273,787

--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
                87,273,787

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              |_|

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                81.1%

--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          IN

--------------------------------------------------------------------------------

Item 1.           Security and Issuer

                  The class of securities to which this statement relates to is the shares of common stock, $0.0001 par value (the "Shares") of Mayor's Jewelers, Inc., a Delaware corporation ("Mayor's"). The Shares are listed on the American Stock Exchange. The address of the principal executive office of Mayor's is 14051 N.W. 14th Street, Sunrise, Florida, 33323.

Item 2.           Identity and Background

                  This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

                  1.            Henry Birks & Sons Inc. ("Birks"), a corporation
                           incorporated under the laws of Canada, is controlled by Henry Birks & Sons Holdings Inc. ("Holdings"). The principal business of Birks is retail jewelry, timepieces and fine gifts operations in Canada. The principal business address and principal office address of Birks is 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Canada; and

                  2.            Holdings, a corporation incorporated under the
                           laws of Canada, is controlled by Regaluxe Investment Sarl ("Regaluxe"). The principal business of Holdings is as an investment holding company. The principal office address of Holdings is care of Mendelsohn Rosentzveig Schacter, Me Marc Cantin, 1000, rue Sherbrooke Ouest, 27th floor, Montreal, Quebec H3A 3GA, Canada; and its business address is 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Canada and

                  3.            Regaluxe is a Luxembourg corporation in which
                           Dr. Lorenzo Rossi di Montelera holds a controlling interest. The principal business of Regaluxe is an investment holding company. The principal office and business address of Regaluxe is 25A boulevard Royal, 2449, Luxembourg;

                  4.            Dr. Lorenzo Rossi de Montelera, the Chairman of
                           Birks, is an Italian citizen whose business address is 25 A boulevard Royal, 2449 Luxembourg.

                  Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by Holdings, Regaluxe or Dr. Rossi de Montelera that any of them is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting

Persons is set forth in Annex A, B and C, as the case may be, and such Annexes are incorporated herein by reference.

                  Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

                  During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Pursuant to a Securities Purchase Agreements (the "Purchase Agreement") to be entered into between Holdings, Birks and Prime Investments S.A. ("Prime") substantially in a form of Exhibit 2, for aggregate consideration of $15,000,000 Holdings and Prime will each purchase from Birks and Birks will issue to each of Holdings and Prime: (i) $5,000,000 aggregate principal amount of Preferred Shares of Birks (the "Preferred Sharers"); and (ii) $2,500,000 aggregate principal amount of Convertible Notes of Birks (the "Convertible Notes"). Regaluxe will contribute $7,500,000 to Holdings which in return will contribute to Birks to enable Birks to make its investment pursuant to the Investment Agreement.

Item 4.           Purpose of Transaction

                  Pursuant to an Investment Agreement (the "Investment Agreement"), dated July 31, 2002, between Mayor's and Birks, for aggregate consideration of $15,000,000 Birks will purchase from Mayor's and Mayor's will issue to Birks: (i) 15,000 shares of Series A Convertible Preferred Stock of Mayor's, convertible into 50,000,000 Shares (the "Preferred Stock"); (ii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.30 per Share (the "A Warrants"); (iii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.35 per Share (the "B Warrants"); and (iv) Warrants exercisable for 12,424,595 Shares at an exercise price of $0.40 per Share (the "C Warrants" and with the Preferred Stock, the A Warrants and the B Warrants, hereinafter collectively referred to as the "Securities").

                  The Securities have been acquired by the Reporting Persons for investment purposes and for the purpose of obtaining control of Mayor's. The holders of the Preferred Stock will be entitled to vote as a class to elect a percentage of the members of the board of directors of Mayor's equal to the percentage of the outstanding Shares that would be represented by the Preferred Stock if converted. There are now nine authorized members of the board of directors of Mayor's. Upon completion of the transactions under the Investment Agreement, the Reporting Persons will be entitled to elect six of the nine authorized members of the board of directors of Mayor's and will thus acquire control of the board of director's of Mayor's.

                  The Reporting Persons have the following plans and proposals:

                  (a) The Reporting Persons currently do not intend to acquire additional Shares of Mayor's nor to dispose of Shares of Mayor's, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Mayor's, including the price and availability of the Shares, subsequent developments affecting Mayor's business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in Mayor's;

                  (b) The Reporting Persons have no plans or proposals to cause Mayor's to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Mayor's or any of its subsidiaries;

                  (c) The Reporting Persons have no plans or proposals to cause Mayor's or any of its subsidiaries to sell or transfer a material amount of assets;

                  (d) The completion of the transactions contemplated by the Investment Agreement will result in the issuance of a new class of stock, the Preferred Stock, which will be entitled vote as a class to elect a percentage of the members of the Board of Directors of Mayor's equal to the percentage of the outstanding Shares that would be represented by the Preferred Stock if converted. As the beneficial owners of all of the Preferred Stock, the Reporting Persons will be entitled to elect six of the nine authorized members of the board of directors of Mayor's. The Reporting Persons anticipate that upon completion of the Investment Agreement, six current members of the board of directors of Mayor's will resign and each will be replaced by a person nominated by the Reporting Persons. The Reporting Persons will thus acquire control of Mayor's Board of Directors. The Reporting Persons also anticipate that upon completion of the Investment Agreement, certain senior management positions will be filled by persons appointed by the Reporting Persons;

                  (e) Other than the issuance of the Securities under the Investment Agreement, the Reporting Persons have no plans to make any material changes in the present capitalization or dividend policy of Mayor's;

                  (f) The Reporting Persons have no plans or proposals to cause Mayor's to make any other material change in its business or corporate structure;

                  (g) Other than an amendment to Mayor's certificate of incorporation to increase the number of authorized Shares, the Reporting Persons have no plans or proposals to cause Mayor's to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Mayor's by any person;

                  (h) The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system; The Reporting Persons understand that the American Stock Exchange may require a shareholder vote prior to the insuance of Shares underlying the Securities . However, the right to convert the Securities is not conditional upon shareholder approval and the Reporting

Persons reserve the right to convert the Preferred Securities and exercise the Warrants without shareholder approval which may result in a delisting of the Shares.

                  (i) The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to
Section 12(g) of the Exchange Act; and

                  (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Of the 87,273,787 Shares beneficially owned by the Reporting Persons, 50,000,000 Shares are issuable upon conversion of Preferred Stock, 12,424,596 Shares are issuable upon exercise of the A Warrants, 12,424,596 Shares are issuable upon exercise of the B Warrants and 12,424,595 Shares are issuable upon exercise of the C Warrants.

                  (b) The numbers of Securities as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

                  (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

                  (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

                  None of the persons named in Item 2 nor to the best knowledge of each of the Reporting Persons any person listed in Annex A, B, or C as the case may be, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Mayor's, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  Birks has entered into a registration rights agreement with Mayor's. The registration rights agreement includes rights to require Mayor's to register the offer and sale of Shares held by Birks on up to three different occasions. Birks may also require Mayor's to file registration statements on Form S-3, provided Mayor's remains eligible to use that form. These rights are subject to various conditions and limitations.

                  Under the registration rights agreement, Mayor's will bear all expenses incurred in connection with the registrations, other than any underwriting discounts and commissions. Registration of Shares upon the exercise of these registration rights would result in such Shares becoming freely tradable without restriction under the Securities Act.

                  Pursuant to a Deed of Hypothec (the "Deed") to be entered into between Birks, and National Bank Trust Inc., as trustee for Prime, Birks will pledge 2250 shares of Preferred Stock (the "Pledged Stock") convertible into 7,500,000 Shares as security for the Convertible Notes to be issued to Prime under the Purchase Agreement. The Deed contains standard default and similar provisions. In an event of default, subject to an Intercreditor Agreement to be entered into between Holdings and Prime, Holdings and Prime will have shared voting and dispositive power over the Pledged Stock.

Item 7.           Material to be filed as Exhibits

                  Exhibit 1     Investment Agreement dated July 31, 2002.

                  Exhibit 2 Form of Purchase Agreement to be entered into between Birks and Prime

                  Exhibit 3 Form of Registration Rights Agreement to be entered into between Mayor's and Birks upon completion of the Investment Agreement.

                  Exhibit 4 Joint Filing Agreement dated as of August 9, 2002 among Birks, Holdings, Regaluxe and
                                Dr. Rossi.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002                 HENRY BIRKS & SONS INC.

                                      By:  /s/ Sabine Bruckert
                                           ----------------------------
                                           Name:   Sabine Bruckert
                                           Title:  General Counsel and
                                                   Corporate Secretary

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002               HENRY BIRKS & SONS HOLDINGS INC.


                                    By: /s/ Marc Cantin
                                        --------------------------------------
                                        Name:   Marc Cantin
                                        Title:  Director and Corporate Secretary

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002                 REGALUXE INVESTMENT Sarl


                                      By:  /s/ Gerald Berclaz
                                           -------------------------------------
                                           Name:   Gerald Berclaz
                                           Title:  Director

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2002                 DR. LORENZO ROSSI DI MONTELERA



                                      /s/ Lorenzo Rossi Di Montelera
                                      ------------------------------------------

                                   Annex Index
                                   -----------


Annex      Description
-----      -----------

A          Directors and Executive Officers of Henry Birks & Sons Inc.

B          Directors and Executive Officers of Henry Birks & Sons Holdings Inc.

C          Directors and Executive Officers of Regaluxe Investment Sarl.

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                             HENRY BIRKS & SONS INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.


                                                   Present Principal Occupation or Employment
                                                   and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Name                                                                                               Citizenship
Dr. Lorenzo Rossi di Montelera                     Businessman                                     Italian
                                                   Regaluxe Investment Sarl
                                                   25 A boulevard Royal
                                                   2449 Luxembourg
Thomas A. Andruskevich                             President and Chief Executive Officer, Henry    American
                                                   Birks & Sons Inc.,
                                                   1240 Square Phillips, Montreal, Quebec,
                                                   Canada, H3B 3H4
Shirley A. Dawe                                    Consultant, President                           Canadian
                                                   Shirley Dawe Associates Inc.
                                                   119 Crescent Road, Toronto
                                                   Ontario, Canada,  M4W 1T8
Rosamond Ivey                                      Consultant                                      Canadian
                                                   JRS Groups
                                                   30 St. Clair Street West, Suite 1200
                                                   Toronto, Ontario,  M4V 3A1
Margherita Oberti                                  Professor, Corpus Christi College               Canadian
                                                   5935 Iona Drive,
                                                   Vancouver, B.C., V6T 1J7, Canada
Peter O'Brien                                      Lawyer, Stikeman, Elliott                       Canadian
                                                   1155, Blvd. Rene-Levesque W.
                                                   Montreal, Quebec  H3B 3V2
                                                   Canada
Filippo Recami                                     Chief Executive Officer and Managing Director   Italian
                                                   Regaluxe Investment Sarl
                                                   25 A boulevard Royal
                                                   2449 Luxembourg


                                                                         ANNEX B


                       DIRECTORS AND EXECUTIVE OFFICERS OF


                        HENRY BIRKS & SONS HOLDINGS INC.

                  The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Holdings Inc.


                                                   Present Principal Occupation or Employment      Citizenship
Name                                               and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted

Dr. Lorenzo Rossi di Montelera                     Businessman                                     Italian
                                                   Regaluxe Investment Sarl.
                                                   25 A boulevard Royal
                                                   2449 Luxembourg

Me Marc Cantin                                     Lawyer, Mendelsohn Rosentzveig Schacter         Canadian
                                                   1000, rue Sherbrooke Ouest, 27floor
                                                   Montreal, Quebec H3A 3G4
                                                   Canada
Mrs. Margherita Oberti                             Professor, Corpus Christi College               Canadian
                                                   5935 Iona Drive,
                                                   Vancouver, B.C., V6T 1J7
                                                   Canada


                                                                         ANNEX C

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                            REGALUXE INVESTMENT Sarl

The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl


                                                   Present Principal Occupation or Employment
                                                   and the Name, Principal Business and Address
                                                   of any Corporation or other Organization in
                                                   which such employment is conducted
Name                                                                                               Citizenship
Davide Barberis-Canonico                           Businessman                                     Italian
                                                   Manifatture di Ponzone
                                                   Ponzone (Biella) Italia
Gerald Berclaz                                     Director                                        Swiss
                                                   Regaluxe Investment Sarl
                                                   25 A boulevard Royal
                                                   2449 Luxembourg
Filippo Recami                                     Chief Executive Officer and Managing Director   Italian
                                                   Regaluxe Investment Sarl
                                                   25 A boulevard Royal
                                                   2449 Luxembourg
Lorenzo Rossi di Montelera                         Businessman                                     Italian
                                                   Regaluxe Investment Sarl
                                                   25 A boulevard Royal
                                                   2449 Luxembourg
Carlo Schlesser                                    President                                       Luxembourg
                                                   Partner SGG Arthur Andersen
                                                   23 avenue Monterey,
                                                   1086 Luxembourg
Jean-Paul Reiland                                  Manager                                         Luxembourg
                                                   SGG Arthur Andersen
                                                   23 avenue Monterey,
                                                   1086 Luxembourg


                                  Exhibit Index
                                  -------------

Exhibit No.            Description
-----------            -----------

1                      Investment Agreement dated July 31, 2002.

2 Form of Purchase Agreement to be entered into Birks and Prime

3 Form of Registration Rights Agreement to be entered into between Mayor's and Birks upon completion of the Investment Agreement.

4 Joint Filing Agreement dated as of August 9, 2002 among Henry Birks & Sons Inc., Henry Birks & Sons Holdings Inc. and Regaluxe Investment Sarl and Dr. Lorenzo Rossi di Montelera.